EXHIBIT 97.1

GENCOR INDUSTRIES, INC. AND SUBSIDIARIES

Rule 10D-1 Clawback Policy

1.	Recoupment of Incentive-Based Compensation

The purpose of this policy (this “Policy”) is to permit Gencor Industries, Inc. (“Gencor” or “the Company”) to recover any Incentive-Based Compensation (as defined below) received by a Covered Executive during the Clawback Period (as defined below) that is in excess of the amount that otherwise would have been received had it been determined based on the restated financial statements, in the event that Gencor is required to prepare an accounting restatement of Gencor’s consolidated financial statements due to material non-compliance with any financial reporting requirements under U.S. federal securities laws (an “Accounting Restatement”).

2.	Policy Administration and Definitions

This Policy shall be administered by the Board of Directors of Gencor Industries, Inc. (the “Board”).

For purposes of this Policy:

“Incentive-Based Compensation” means any compensation granted, earned or vested based in whole or in part on the Company’s attainment of a Financial Reporting Measure that was received by a Covered Executive (i) on or after October 2, 2023 and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation.

A “Financial Reporting Measure” is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing Gencor’s financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on Gencor’s stock price or total shareholder return. Incentive-Based Compensation includes cash compensation and any equity awards to the extent based in whole or in part on such attainment.

Incentive-Based Compensation is deemed to be received in the fiscal period during which the relevant Financial Reporting Measure is attained, regardless of when the compensation is actually paid or awarded.

“Covered Executive” means any “executive officer” of Gencor as defined under Rule 10D-1.

“Clawback Period” means the three fiscal years immediately preceding the date that Gencor is required to prepare the Accounting Restatement described in this Policy and any transition period of less than nine months that is within or immediately following such three fiscal years, all as determined pursuant to Rule 10D-1.

3.	Determinations by the Board; Binding Effect

If the Board determines that the amount of Incentive-Based Compensation that is received by a Covered Executive during the Clawback Period exceeds the amount that would have been received if determined or calculated based on Gencor’s restated financial results, such excess amount of Incentive-Based Compensation will be subject to mandatory recoupment by the Company on a reasonably prompt basis pursuant to this Policy.

For Incentive-Based Compensation based on stock price or total shareholder return, the Board will determine the amount based on a reasonable estimate of the effect of the Accounting Restatement on the relevant stock price or total shareholder return.

In all cases, the calculation of the excess amount of Incentive-Based Compensation to be recovered will be determined on a pre-tax basis.

Any determinations made by the Board under this Policy shall be final, binding and conclusive on all affected individuals.

4.	Methods of Clawback

The Company may implement a clawback pursuant to this Policy in any manner consistent with applicable law, including by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Board determines to be appropriate.

The Company need not recover the excess amount of Incentive-Based Compensation if and to the extent that the Board determines that such clawback is impracticable and not required under Rule 10D-1, including, but not limited to, if the Board determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts.

The Company is authorized to take appropriate steps to implement this Policy with respect to Incentive-Based Compensation arrangements with Covered Executives and shall not indemnify any Covered Executive against the loss of any Incentive-Based Compensation pursuant to this Policy.

5.	No Impairment of Other Remedies

Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

6.	Administration of Policy

This policy is intended to comply with Sections 811 and 1003(h) of the NYSE American Company Guide, as required by Section 10D of the Securities Exchange Act of 1934, as amended, and Rule 10D-1 promulgated thereunder (collectively, the “Applicable Rules”). The Board shall have authority to interpret and administer, and from time to time amend, this policy in a manner consistent with the Applicable Rules and to make all determinations with respect to this policy in its sole discretion which shall be final and binding on all parties; provided, however, that, as further described above, the Board shall retain discretion to determine whether amounts shall be recovered in the absence of an Accounting Restatement.

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